Enviro Mission

EnviroMission Limited
ACN: 094 963 238

Ground Floor
3 Raglan Street
South Melbourne
Victoria, Australia   3205
T: +61 3 9693 5666
F: +61 3 9699 7566
E: evm.admin@enviromission.com.au
W: www.enviromission.com.au

Tuesday 7 October, 2003

SEC FILE NO: 82-34693

US Securities and Exchange Commission
Attention Filing Desk
450 Fifth Street N W
WASHINGTON DC 20549
UNITED STATES OF AMERICA

03032966

Dear Sir or Madam

Please find enclosed document dated 7 October 2003, released to the market today.

Yours faithfully

Kim Forte
Communications Manager
EnviroMission Limited

+61 3 9693 5603
kforte@enviromission.com.au

Enviro Mission

EnviroMission Limited
ACN: 094 963 238

Ground Floor
3 Raglan Street
South Melbourne
Victoria   3205
T: +61 3 9693 5666
F: +61 3 9699 7566
E: evm.enviromission.com.au

COMPANY ANNOUNCEMENTS DIVISION
For Immediate Release
Tuesday, 7 October, 2003

COMPANY ANNOUNCEMENT

PROPOSED PLACEMENT

EnviroMission Limited announces it intends to proceed with a placement of up to 266,667 ordinary fully paid shares at $0.15 to raise up to a further $40,000 for working capital.

The placement will be undertaken pursuant to section 708 (8) of the Corporations Act.

Ends.

Ian Riley
Chief Financial Officer
EnviroMission Limited

Enviro
Mission

EnviroMission Limited
ACN: 094 963 238

Ground Floor
3 Raglan Street
South Melbourne
Victoria, Australia   3205
T: +61 3 9693 5666
F: +61 3 9699 7566
E: evm.admin@enviromission.com.au
W: www.enviromission.com.au

Tuesday 14 October, 2003   **SEC FILE NO: 82-34693**

US Securities and Exchange Commission
Attention Filing Desk
450 Fifth Street N W
WASHINGTON DC 20549
UNITED STATES OF AMERICA

Dear Sir or Madam

Please find enclosed document dated 14 October 2003, released to the market today.

Yours faithfully

Kim Forte
Communications Manager
EnviroMission Limited

+61 3 9693 5603
kforte@enviromission.com.au

Enviro Mission

EnviroMission Limited
ACN: 094 963 238

Ground Floor
3 Raglan Street
South Melbourne
Victoria 3205
T: +61 3 9693 5666
F: +61 3 9699 7566
E: evm.enviromission.com.au

COMPANY ANNOUNCEMENTS DIVISION
For Immediate Release
Tuesday 14 October, 2003

COMPANY ANNOUNCEMENT

PLACEMENT AND SECONDARY SALES

As announced by EnviroMission Limited on 7 October 2003, ("**EnviroMission**") has completed a placement by the issue of 266,667 fully paid ordinary shares at 15 cents per share ("**Placement Shares**") to raise $40,000 for additional working capital. A right has also been provided to the investor to purchase up to a further 266,667 fully paid ordinary shares at 15 cents each to raise up to a further $40,000. The right to purchase additional shares expires on 31 December 2003. The Placement Shares were allotted and issued on 10 October 2003. An Appendix 3B relating to the Placement Shares accompanies this announcement.

Secondary Sales and Category of Relief

The issue of the Placement Shares may be subject to a subsequent offer for sale. Accordingly, the Placement Shares will be issued in reliance on the relief from the resale restrictions in subsection 707(3) of the Corporations Act provided in the Australian Securities and Investments Commission ("**ASIC**") Class Order 02/1180 ("**Class Order**"), subject to the terms of the Class Order and in particular in reliance on Category 1 of Schedule C to that Class Order.

In accordance with Item 5 of Category 1 of the Class Order, EnviroMission confirms that all information of the kind that would be required to be disclosed under section 713(5) of the Corporations Act if a prospectus were to be issued in reliance on section 713 in relation to an offer of the Placement Shares has been disclosed to ASX.

Ends

Ian Riley
Company Secretary

Appendix 3B .

**New issue announcement,
application for quotation of additional securities
and agreement**

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

ENVIROMISSION LIMITED

ABN

52 094 963 238

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	266,667
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Parri passu with existing shares from date of allotment

4 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

Yes

5 Issue price or consideration

15 cents

6 Purpose of the issue
(If issued as consideration for the acquisition of assets, clearly identify those assets)

For working capital purposes

7 Dates of entering +securities into uncertificated holdings or despatch of certificates

10 October 2003

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
52,148,053	Fully paid ordinary shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	5,200,000	AK options exercisable at 20 cents expiring 31/7/05
		2,118,644	AM options exercisable at 0.1 cent
		12,881,356	AQ options exercisable at 0.1 cent escrowed until 06/08/03
		375,000	AS options exercisable at 30 cents expiring 28/2/05
		400,000	MAI options exercisable at 30 cents expiring 30 November 2005-in voluntary escrow until 15/12/03
		1,000,000	Unlisted initial investor A options exercisable at 0.1 cents expiring 31 March 2005
		1,000,000	Unlisted initial investor B options exercisable at 0.1 cents expiring 31 December 2005
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares have the same rights to dividends as other ordinary shares.	

Part 2 - Bonus issue or pro rata issue

11	Is security-holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents	

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	

21	Amount of any underwriting fee or commission	

22	Names of any brokers to the issue	

23	Fee or commission payable to the broker to the issue	

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	

25	If the issue is contingent on +security holders' approval, the date of the meeting	

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	

28	Date rights trading will begin (if applicable)	

29	Date rights trading will end (if applicable)	

30	How do +security holders sell their entitlements *in full* through a broker?	

31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

| 32 | How do ⁺security holders dispose of their entitlements (except by sale through a broker)? | |
| 33 | ⁺Despatch date | |

Part 3 - Quotation of securities
You need only complete this section if you are applying for quotation of securities

34   Type of securities
     (*tick one*)

(a)   ✓   Securities described in Part 1

(b)   [ ]   All other securities

         Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35   [ ]   If the ⁺securities are ⁺equity securities, the names of the 20 largest holders of the additional ⁺securities, and the number and percentage of additional ⁺securities held by those holders

36   [ ]   If the ⁺securities are ⁺equity securities, a distribution schedule of the additional ⁺securities setting out the number of holders in the categories
         1 - 1,000
         1,001 - 5,000
         5,001 - 10,000
         10,001 - 100,000
         100,001 and over

37   [ ]   A copy of any trust deed for the additional ⁺securities

(now go to 43)

Entities that have ticked box 34(b)

38 Number of securities for which †quotation is sought

39 Class of †securities for which quotation is sought

40 Do the †securities rank equally in all respects from the date of allotment with an existing †class of quoted †securities?

   If the additional securities do not rank equally, please state:
   • the date from which they do
   • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
   • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

   Example: In the case of restricted securities, end of restriction period

   (if issued upon conversion of another security, clearly identify that other security)

42 Number and †class of all †securities quoted on ASX (including the securities in clause 38)

Number	†Class

(now go to 43)

All entities

Fees

43   Payment method (tick one)

☐   Cheque attached

☐   Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒   Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Invoice to be forwarded from ASX

Quotation agreement

1   +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2   We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not

  apply to any applications received by us in relation to any

  +securities to be quoted and that no-one has any right to return any

  +securities to be quoted under sections 737, 738 or 1016F of the

Corporations Act at the time that we request that the ⁺securities be

quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the ⁺securities to be quoted, it has been provided at the time that we request that the ⁺securities be quoted.

- If we are a trust, we warrant that no person has the right to return the ⁺securities to be quoted under section 1019B of the Corporations Act at the time that we request that the ⁺securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Date 14/10/2003.....

Print name: Ian Riley.................................
                 Company Secretary